Exhibit 11.2

Insider Trading Policy

MURANO GLOBAL INVESTMENTS PLC

Approved by the Board on 27 February 2024

Murano Global Investment Plc, together with its subsidiaries and affiliates (“Murano”, the “Company”, “we”, “us”), is committed to acting fairly and with integrity in all of our business dealings. We encourage our Colleagues to act with integrity and uphold the Company’s values in all that they do.

This Insider Trading Policy (this “Policy”) enforces these values and is in place to prevent Insider Trading.

This Policy applies to all directors, officers, employees, staff, temporary or short-term workers, exclusive contractors and contractors (together, “Colleagues” or “you”), regardless of their operating location, the duration of their service or role within the Company.

Each Colleague is responsible for making sure that they comply with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy (as discussed below) also comply with this Policy.

This Policy may be reviewed and updated from time-to-time as appropriate or as required by applicable law. We refer you to the contact details at the end of this Policy for any questions or support in understanding this Policy and its application to you.

Policy Purpose

The purpose of this Policy is to:

1.	Communicate our strict prohibition against Insider Trading;

2.	Communicate our strict prohibition against disclosing Material Non-Public Information, as explained below;

3.	Assist you in identifying key activities that would require you to take additional care or seek approvals prior to trading Company securities;

4.	Provide you with information on how to analyse situations and identify for yourself if trading shares would likely be deemed to constitute Insider Trading; and

5.	Give contact details for our Legal Team who can provide additional training and resources to support Legal with this Policy.

Prevention of Insider Trading is as much about understanding what activities give rise to Insider Trading as it is about taking steps to avoid it.

We expect all Colleagues to take appropriate steps to avoid Insider Trading and have systems and processes in place to support that expectation. However, the law does not excuse Insider Trading violations even if the Company had approved a person to trade securities. Therefore, in order to avoid Insider Trading, everyone must understand what Insider Trading is and apply the assessment principles within this Policy prior to transacting in Company securities.

As you will see from this Policy, not every Colleague will need approvals prior to trading and not every employee will be subject to blackout dates. However, all Colleagues will need to understand the term ‘Material Non-Public Information’ and will need to carry out an assessment of whether they, or their family, are in possession of Material Non-Public Information prior to trading securities. When you, or your family (as defined below), are in possession of Material Non-Public Information, you are prohibited from trading securities.

Part I: Key Concepts of Insider Trading

Many key terms in this Policy may be new or otherwise unfamiliar. To ensure this Policy is understood and complied with, the following summary is provided for informative purposes.

Does this Policy apply to me?

This Policy applies to all directors, officers and employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Material Non-Public Information.

What are ‘shares’ and are they the same as ‘securities’?

Ownership of a company is divided into pieces; those pieces are called ‘securities’. A ‘share’ is the most common type of security. Warrants, bonds and options are among the other types of common securities. For reference, when this Policy or any Company policy restricts someone from buying or selling ‘shares’, we are also restricting transactions in bonds, warrants, options or other types of securities. The references to shares in the policy is to aid in your ability to apply this policy when you buy, sell or otherwise transact in securities. Similarly, this Policy references ‘buying’, ‘selling’ and ‘trading’ shares, which are among many types of transactions an investor can do with their securities.

As this Policy is intended to prevent Insider Trading, we are more concerned with how to prevent Insider Trading than we are with detailing every type of security and all types of transactions. However, we have included a lengthy Appendix to this Policy which explains in detail the different types of securities and any nuances in applying this Policy if you are trading other types of securities or undertaking more complex securities transactions.

How many shares do companies have?

Most companies have at least one share; even private companies. Generally speaking, a company with one share would be owned by one person. Many companies have more than one share which means they can have more than one owner, with each owning one or more shares.

When someone owns a share (or another type of security) they are considered a ‘shareholder’.

What does it mean to be a publicly listed company?

Murano is a publicly listed company on the Nasdaq Stock Exchange. This means that the Company allows members of the public to buy, sell or otherwise trade shares in our Company. When someone purchases a share, or a piece of ownership, in our Company, they become a shareholder by virtue of their purchase.

As the Company becomes more attractive to investors, more investors purchase shares. When the demand from investors increases, the share price increases, and the shareholder is able to sell their share at a profit from their purchase price. Conversely, if investor demand has decreased, then the share price usually decreases and any sale at the decreased price would be at a loss.

What is ‘Material Non-Public Information’?

Shareholders are understandably keen to sell their shares at a profit rather than a loss. Therefore any information which, if known, would likely cause a reasonable investor to buy, sell or otherwise trade securities, is deemed ‘material information’. Until this material information is made available to the public, it is deemed ‘Material Non-Public Information’. Any person in possession of Material Non-Public Information is deemed to be an ‘Insider’.

Allowing someone, or a group of people, to trade while in possession of Material Non-Public Information is fundamentally unfair and undercuts the sanctity of a public stock exchange. The practice of trading while in possession of Material Non-Public Information is called ‘Insider Trading’.

What rules must we all follow with regard to Insider Trading?

There are a number of rules that we must comply with in relation to Insider Trading. These rules are summarised as follows.

1.	Someone in possession of Material Non-Public Information cannot trade securities.

If you trade securities while in possession of inside information, it is assumed your decision to trade was based on that information. As Insider Trading is fundamentally unfair, it is also illegal and your actions could result in a criminal or civil investigation.

2.	Colleagues must not aid in commission of Insider Trading by others.

Colleagues with knowledge of Material Non-Public Information cannot disclose Material Non-Public Information to others unless they are required to do so by law or as part of their role. This means you cannot share Material Non-Public Information with friends, family, acquaintances, or investors until it is in the public realm. There are certain individuals within the Company who can share this information internally on an as needed basis or externally, via special press release or by formal SEC filing. But for anyone else, you must not share Material Non-Public Information.

3.	Colleagues cannot make public disclosures without the authority to do so.

Colleagues with knowledge of Material Non-Public Information cannot make announcements to investors or the press which contain Material Non-Public Information unless they are explicitly directed to do so. If you are unsure whether your job requires you to make public statements, please contact the Legal Team or the Communications Team for help prior to making any public statements.

4.	Colleagues must not trade when not permitted to do so under this Policy or otherwise.

Some colleagues who are deemed to have frequent access to Material Non-Public Information cannot trade during specified windows, known as “Blackout Periods”. Blackout Periods are specific periods of time when it is assumed that certain employees are so well aware of Material Non-Public Information that their decision to trade during that period would automatically be deemed to be improper. The Company will send out emails announcing blackout dates in advance of their occurrence to assist in preventing trades when prohibited.

This Insider Trading Policy outlines how these activities are prohibited, how to understand when they apply to you and what to do if you inadvertently violate this Policy.

Will the Company tell me if I am in possession of Material Non-Public Information?

The Company maintains ‘Insider Lists’. Insider Lists contain the names and contact details of individuals who the Company believes to have regular access to Material Non-Public Information. If your role is on an Insider List, you will be notified by email and provided with details on blackout dates, pre-clearance procedures and other restrictions that will apply to you.

From time-to-time, we may create a second Insider List that is project specific. Project specific lists contain the names and details of individuals who the Company expects to be in possession of Material Non-Public Information as a result of a project they are working on, or will be assigned to work on. As with the primary Insider List, those on a project list will receive an email outlining additional restrictions that apply to them while the project is ongoing.

There will be some individuals who may come across Material Non-Public Information, but have not been added to an Insider List. If you believe you are in possession of Material Non- Public Information and have not received an Insider List notification by email, please contact the Legal Team immediately. Alongside following this Policy, you will be given additional information to assist you in complying with pre-clearance procedures and Blackout Periods if trading securities.

If you are unsure on whether something is deemed Material Non-Public Information, please ask the Legal Team for support in understanding the application of this Policy. Remember, even if the information is not deemed to be Material Non-Public Information, you are still required to keep all confidential information private and should not be sharing confiden tial work information except when carrying out your duties.

Help me understand how to identify if something is Material Non-Public Information?

‘Material Non-Public Information’ is:

1.	any information,

2.	that has not been widely made public, and

3.	if it was known to a reasonable investor, there is a substantial likelihood that the investor would make a decision to buy, sell or hold a security on the basis of that information.

Information must be both ‘material’ and ‘non-public’ to be deemed Material Non-Public Information.

A determination of whether something is ‘material’ is fact-specific; there is no easy rule that applies in every circumstance or an equation we can apply. We must always analyse the facts and make a determination as to whether a reasonable investor would base an investing decision on that information, if the information were known to them. However, there are some common facts and circumstances where we would expect for information to be deemed ‘material non-public’. These are as follows:

–	financial projections of significant earnings or losses, or other Company earnings guidance;

–	changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

–	a pending or proposed merger, acquisition or tender offer;

–	a pending or proposed acquisition or disposition of a significant asset;

–	a pending or proposed joint venture;

–	major marketing changes;

–	a change in management;

–	a Company restructuring;

–	development of a significant new product, process, or service;

–	the gain or loss of a significant customer or supplier;

–	notice of significant law suits or information relating to the outcome of significant litigation;

–	significant related-party transactions;

–	a change in dividend policy, the declaration of a share split, or an offering of additional securities;

–	bank borrowings or other financing transactions out of the ordinary course;

–	the establishment of a repurchase programme for Company securities;

–	a change in the Company’s pricing or cost structure;

–	a change in auditors or notification that the auditor’s reports may no longer be relied upon;

–	pending or threatened significant litigation, or the resolution of such litigation;

–	impending bankruptcy or the existence of severe liquidity problems;

–	significant cybersecurity incidents; and

–	the imposition of a ban on trading in securities.

When information is considered ‘non-public’:

Information that has already been formally announced via a government or regulatory filing, press release or other public disclosure, is ordinarily considered to be public one to two days after it is filed or released.

By contrast, information is deemed not to be widely disseminated, and therefore deemed to be non-public information, when it is available only to the Company’s employees, or if it is only available to a select group of analysts, advisors, brokers and institutional investors.

If the Company submits a government filing relating to material information on Monday, we would assume it continues to be classed as ‘non-public’ on Monday and Tuesday. To be cautious, in this scenario, we would suggest that the information is deemed non-public until at least Wednesday. In any case, you should assess whether you believe the information is non-public prior to trading.

What to do if you are unsure:

If you are unsure whether particular information is Material Non-Public Information, you should assume that it is in fact Material Non-Public Information. Following this assumption mitigates your risk of Insider Trading. You should also review this Policy and if you remain unsure, you are invited to consult the Chief Legal Officer for training on what constitutes Insider Trading or to request additional information on blackout dates and pre-clearance.

We note that as a matter of law, anyone who is charged with the crime of Insider Trading remains responsible for their decision. The law does not excuse anyone from responsibility even if they were advised that trading was acceptable by a member of the Company, regardless of whether the advice was given by the Chief Executive Officer, a member of the Board of Directors (the “Board”), the Chief Legal Officer, the Chief Financial Officer or any other members of the management team. US law believes that every individual charged with Insider Trading is responsible for their own actions. You must make your own assessment and while we are here to help, our help cannot excuse any decision or action taken.

We do not want anyone to commit Insider Trading, but changing the law is beyond our remit, so you must take extraordinary care in making a careful assessment prior to trading securities.

Can I tell my family or friends about Material Non-Public Information that I am aware of?

You are not permitted to share Material Non-Public Information with anyone unless directed to do so as part of your job or as required by law.

Can my family or friends trade on Material Non-Public Information that I am aware of?

It does not matter how a person came to know Material Non-Public Information or whether they were employed by the Company. If your family or friends are aware of Material Non- Public Information, they must not trade securities until the information is in the public domain. If they have knowledge of Material Non-Public Information and trade while in possession of such information, then you and your Family Member or friend may be deemed to have committed Insider Trading. The simple act of being in possession of Material Non-Public Information at a time when a Family Member trades, raises a genuine concern that Insider Trading may have occurred and you and your Family Member may face criminal or civil investigations and penalties.

The law deems you to be responsible for preventing your Family Members from committing Insider Trading with respect to Company securities, therefore be careful to ensure your family consults with you prior to transacting in Company securities.

How do you define a ‘Family Member’?

Anyone who lives with you is deemed to be a “Family Member”. It is not an excuse to say that you are not personally close to someone who lives with you or that you were unaware of their trade or intent to trade.

In addition to those Family Members that live with you, any Family Members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children, would likely be deemed a Family Member.

Note: this Policy does not apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

What if I did not share Material Non-Public Information with my family prior to their decision to trade?

If the Family Member is in possession of Material Non-Public Information and trades prior to that information being made public, you both may be suspected of, or found to have committed, Insider Trading.

Are there any exceptions to this Policy?

All exceptions are specified in in the Appendix below and form a part of this Policy. These exceptions are very plc and apply in only a few specific types of transactions. You should read these exceptions with great care prior to making a trade of the type listed in the Appendix as an exception.

Note: the law does not forgive acts of Insider Trading even in small transactions or if an emergency exists and the person trading felt they needed to do so in order to quickly sell shares. You must never engage in Insider Trading and you must always do your own assessment on whether you possess Material Non-Public Information and refrain from trading if you do.

What about entities under my ‘control’ or ‘influence’?

This Policy also applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”). Transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

What about transactions after my employment or appointment ends?

This Policy continues to apply to transactions after termination and applies for so long as you are in possession of Material Non-Public Information. You must refrain from trading Company securities until the Material Non-Public Information becomes public or is no longer material.

The pre-clearance procedures specified below, however, will cease to apply to transactions in Company securities upon the expiration of any Blackout Period or other Company- imposed trading restrictions applicable at the time of the termination of service.

What is a ‘Blackout Period’?

‘Blackout Periods’ are periods where trading Company securities is strictly prohibited. These Blackout Periods generally start fourteen days before the fiscal quarter-end and last up until the results for that quarter are published. They normally apply to certain people only.

The Company will also have event-specific Blackout Periods, which will occur when a specific event is imminent and trading with knowledge of such event would most certainly be deemed Insider Trading. In that situation, the Chief Legal Officer may notify relevant persons that they should not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person.

Remember: even if you have not been designated as a person who should not trade due to an event-specific restriction, you should not trade while aware of Material Non-Public Information.

Do we have full Company Blackout Periods?

The Company may undertake Company-wide Blackout Periods at relevant times in order to mitigate any risk of Insider Trading. As and when these arise, all employees and other relevant parties will receive an email notification with more information.

What are pre-clearance procedures?

Individuals on Insider Lists may not engage in any transaction in Company securities without first obtaining pre-clearance for the transaction from two members of a designated Pre- Clearance Committee. The Pre-Clearance Committee consists of the Chief Legal Officer, , Chief Financial Officer, Chief Executive Officer, and Chief Operating Officer.

A request for pre-clearance should be submitted directly to the Chief Legal Officer or the Chief Financial Officer at least two business days in advance of the proposed transaction. You will be notified if the transaction is approved. The Pre-Clearance Committee is under no obligation to approve a transaction submitted for pre-clearance. If permission to engage in the transaction is denied, the person making the request must refrain from initiating any transaction in Company securities and not inform anyone else of the restriction, as the reason for such restriction may relate to the occurrence of an event-specific Blackout Period which is not widely shared for reasons of confidentiality.

When a request for pre-clearance is made, the requestor should carefully consider whether they may be aware of any Material Non-Public Information about the Company, and should describe fully those circumstances to the Chief Legal Officer. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, and will be provided with further information if that is the case.

If a person seeks pre-clearance, and permission to engage in the transaction is granted, then such trade must be effected within five calendar days of receipt of pre-clearance unless an exception is granted. Such person must promptly notify either the Chief Legal Officer or Chief Financial Officer following the completion of the transaction. A person who has not completed the transaction within five calendar days may not engage in such transaction without obtaining pre-clearance again.

Notwithstanding the pre-clearance process, it is your responsibility to determine whether you are in possession of Material Non-Public Information. An open trading window or a pre- clearance of the trade does not absolve you from liability for trading on Material Non-Public Information.

Part II: Consequences of Violating this Policy

It is illegal to purchase or sell securities while aware of Material Non-Public Information, or to disclose Material Non-Public Information about the Company to others who then trade in the Company’s securities. The law applies even to employees located outside the United States. We should all take reasonable steps to prevent Insider Trading.

Insider Trading violations are pursued vigorously by regulators and enforcement authorities with severe punishments that could include significant fines and imprisonment.

Breaching this Policy may result in disciplinary action, up to and including the termination of your employment or engagement.

Part III – Summary

Insider Trading

All Colleagues have ethical and legal obligations to maintain the confidentiality of Material Non-Public Information they come across and to not engage in securities transactions while in possession of such information. You must not trade in, or recommend trading in, securities when in possession of Material Non-Public Information. If you are aware of Material Non-Public Information relating to the Company, you may not engage in, recommend to engage in or assist anyone with engaging in transactions of Company securities.

If, in the course of your work, you learn of Material Non-Public Information relating to another company with whom we do business, such as a supplier or a customer, you may not engage in, recommend to engage in or assist anyone with engaging in transactions of that company’s securities.

The prohibitions above apply to both direct and indirect dealings through Family Members or other persons or Controlled Entities; and includes all company securities, whether or not issued by that company.

Maintaining confidentiality

You must treat Material Non-Public Information with the highest level of confidentiality. You may not disclose or assist anyone in disclosing Material Non-Public Information to anyone outside of the Company. This includes, but not plc to, your family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorised external disclosure of information.

You may only share Material Non-Public Information internally on a need-to-know basis. You may not disclose or assist anyone in disclosing Material Non-Public Information to persons within the Company whose jobs do not require them to have that information.

The prohibitions above apply to both direct and indirect sharing through Family Members or other persons or Controlled Entities.

Additional materials

Additional information will be provided to all individuals added to the Insider List. This additional information will provide details on pre-clearance and additional actions required. Any employee may request this information. Additionally, all blackout dates will be posted in the Legal area of Arena or notified to any Colleague who possesses a Company email address.

Questions, concerns and training updates

Training will be provided regularly, as part of our standard Legal training. We encourage you to email Legal@Murano.com with any questions on how to apply this Policy.

Comments, suggestions and queries should also be addressed to Legal@Murano.com.

Approval and oversight of this Policy

The Chief Legal Officer has overall responsibility for our legal affairs, with day-to-day maintenance of this Policy carried out by the Legal Team.

US Legal Annex

Restricted Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct associated with certain types of transactions. Therefore, if this Policy applies to you, you may not engage in certain transactions, or should otherwise consider the Company’s preferences, as described below.

Short-Term Trading: Short-term trading of Company securities may be distracting and may unduly focus on the Company’s short-term stock market performance instead of long-term business objectives. For these reasons, any director, officer or other employee of the Company who purchases Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).

Short Sales: Short sales of Company securities (i.e., the sale of a security that the seller does not own) may evidence an expectation that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company securities are prohibited. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned ‘Hedging Transactions’.)

Publicly-Traded Options: Given the relatively short term of publicly-traded options, transactions in options may create the appearance that they are based on Material Non- Public Information and focus the attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or otherwise, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

Hedging Transactions: Hedging or monetisation transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the holder no longer has the same objectives as the Company’s other shareholders. Therefore, the Company prohibits you from engaging in such transactions.

Margin Accounts and Pledged Securities: Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Non-Public Information or otherwise not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan, save where:

1.	the party seeking to make a pledge must:

a.
fully disclose the material financial and legal terms of the pledge or margin account to the Board at the time of seeking clearance, these terms may be provided through the draft pledging agreement or in summary provided that the summary contain all information which the Board reasonably requires, at their sole discretion from time to time, in order to assess and manage any conflicts of interest or securities law consideration relating to the pledge or margin account;

b.
must seek and receive clearance to trade/deal as per the insider trading pre- clearance procedures and follow reasonable post-transaction disclosures procedures as required by the Company from time-to-time;

c.	the contract for the pledge or margin account must be fully executed during a clearance window;

d.	the contract for the pledge or margin account must be fully compliant with US securities regulations;

e.	Any increase to the pledging value, drawdown or change in the margin call value should be treated as a ‘trade’ for the purposes of complying with this Policy.

Pledges of Company securities arising from certain types of hedging transactions are governed by the paragraph above captioned ‘Hedging Transactions’.

Standing and Limit Orders: Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for Insider Trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, a broker could execute a transaction when you are in possession of Material Non-Public Information. The Company therefore discourages placing standing or limit orders on Company securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be plc to a short duration and should otherwise comply with the restrictions and procedures outlined for pre-clearance.

Exceptions

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

1.
Share Option Exercises: This Policy does not apply to the exercise of an employee share option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of shares as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.
Restricted Share Awards: This Policy does not apply to the vesting of restricted shares, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted shares. The Policy does apply, however, to any market sale of restricted shares.

3.
401(k) Plan: This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan (if any) resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company shares fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company shares fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company shares fund balance; and (d) an election to pre-pay a plan loan if the pre- payment will result in allocation of loan proceeds to the Company shares fund.

4.
Employee Share Purchase Plan: This Policy does not apply to purchases of Company securities in the employee share purchase plan (if any) resulting from your periodic or lump sum contribution of money to the plan pursuant to the election you made at the time of your enrolment in the plan. This Policy does apply, however, to your initial election to participate in the plan, changes to your election to participate in the plan for any enrolment period, and to your sales of Company securities purchased pursuant to the plan.

5.
Dividend Reinvestment Plan: This Policy does not apply to purchases of Company securities under the Company’s dividend reinvestment plan (if any) resulting from your reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company securities purchased pursuant to the plan.

Transactions Not Involving a Purchase or Sale

Bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the officer, employee or director is aware of Material Non-Public Information, or the person making the gift is subject to the trading restrictions specified in Part I under Pre-Clearance and Blackouts and the sales by the recipient of the Company Securities occur during a Blackout Period.

Further, transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy.

Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defence from Insider Trading liability. In order to be eligible to rely on this defence, a person subject to this Policy must enter into a Rule 10b5-1 Plan for transactions in Company securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company securities may be purchased or sold without regard to certain Insider Trading restrictions. To comply with the Policy, Rule 10b5-1 Plans must be approved by the Chief Legal Officer and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of Material Non-Public Information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance, or delegate discretion on these matters to an independent third party.

Any Rule 10b5-1 Plan must be submitted to the Chief Legal Officer for approval five days prior to the entry into, or amendment of, the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required if the Rule 10b5- 1 Plan is approved by the Chief Legal Officer. Notwithstanding any pre-clearance of a Rule 10b5-1 Plan, the Company, its directors and its officers assume no liability for the consequences of any transaction made pursuant to such plan. The Chief Legal Officer may reject a plan or a modification thereof if, in their sole discretion, they feel it will create an undue financial or administrative burden on the Company.

Definition of ‘securities’

The term securities includes the Company’s ordinary shares, options to purchase ordinary shares, or any other type of securities that the Company may issue, including (but not plc to) preferred shares, convertible debentures, bonds and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities.

Any activity contravening this Policy, whether actual or suspected, must be reported using the emailed to Legal@Murano.com.

Policy Number	MGI-POL-03	Version No	V.1

Effective Date	Closing date of de-SPAC	Next Review Date	Q1 - 2025

Policy Owner	Chief Legal Officer	Policy Approved By	Board of Directors